CUSIP NO. 5021600-10-4
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 32)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen
16 South Pennsylvania
Oklahoma City, Oklahoma 73107
(405) 235-4546

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of   ' '240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. '240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 23 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification, No. of above Persons (entities only)	Jack E. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	432,362

Number of Shares	(8)	Shared Voting Power	3,436,781
Beneficially
Owned by Each	(9)	Sole Dispositive Power	432,362
Reporting Person
With:	(10)	Shared Dispositive Power	3,436,781

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,869,143

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	23.18%

(14)	Type of Reporting Person (See Instructions)	IN

Page 2 of 23 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Sylvia H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	3,436,781
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	3,436,781

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,436,781

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	20.59%

(14)	Type of Reporting Person (See Instructions)	IN

Page 3 of 23 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	SBL Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	2,598,034
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	2,598,034

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,598,034

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	15.56%

(14)	Type of Reporting Person (See Instructions)	CO

Page 4 of 23 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Golsen Petroleum Corporation

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Oklahoma

	(7)	Sole Voting Power	-

Number of Shares	(8)	Shared Voting Power	396,758
Beneficially
Owned by Each	(9)	Sole Dispositive Power	-
Reporting Person
With:	(10)	Shared Dispositive Power	396,758

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	396,758

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

(13)	Percent of Class Represented by Amount in Row (11)	2.38%

(14)	Type of Reporting Person (See Instructions)	CO

Page 5 of 23 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Barry H. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	377,889

Number of Shares	(8)	Shared Voting Power	2,791,040
Beneficially
Owned by Each	(9)	Sole Dispositive Power	377,889
Reporting Person
With:	(10)	Shared Dispositive Power	2,791,040

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,168,929

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	18.98%

(14)	Type of Reporting Person (See Instructions)	IN

Page 6 of 23 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Steven J. Golsen

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	295,165

Number of Shares	(8)	Shared Voting Power	2,663,488
Beneficially
Owned by Each	(9)	Sole Dispositive Power	295,165
Reporting Person
With:	(10)	Shared Dispositive Power	2,663,488

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,958,653

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	17.72%

(14)	Type of Reporting Person (See Instructions)	IN

Page 7 of 23 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons, I.R.S. Identification No. of above Persons (entities only)	Linda Golsen Rappaport

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [X]

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	Not Applicable

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	USA

	(7)	Sole Voting Power	82,552

Number of Shares	(8)	Shared Voting Power	2,725,586
Beneficially
Owned by Each	(9)	Sole Dispositive Power	82,552
Reporting Person
With:	(10)	Shared Dispositive Power	2,725,586

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2,808,138

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[X]

(13)	Percent of Class Represented by Amount in Row (11)	16.82%

(14)	Type of Reporting Person (See Instructions)	IN

Page 8 of 23 Pages

CUSIP NO. 5021600-10-4
Introduction

This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, SBL Corporation ("SBL"), Golsen Petroleum Corporation ("GPC"), which is a wholly owned subsidiary of SBL, Barry H. Golsen, Steven J. Golsen and Linda Rappaport (together, the “Golsen Group”).

This statement constitutes Amendment No. 32 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Amendment No. 32 is being filed as a result of a change in the facts contained in the Schedule 13D. The change is due to (a) the adoption of the 10B5-1 Sales Plan, dated December 5, 2006, between Jack Golsen, an individual, and Capital West Securities, Inc. (the "Broker"), providing for the sale of up to 25,000 shares of Common Stock, and (b) the adoption of the 10B5-1 Sales Plan, dated December 5, 2006, between Jack E. Golsen, Trustee of the Jack E. Golsen 1992 Revocable Trust, and the Broker, providing for the sale of up to 25,000 shares of Common Stock (together, the “10B5-1 Plans”).

In addition to the foregoing, reference is made to (a) Item 5(c) of this Amendment No. 32 for a disclosure of other transactions in the Common Stock that were effected by certain reporting persons during the past 60 days from the filing date of this Amendment No. 32 and (b) Item 6 of this Amendment No. 32 for other agreements relating to Company securities held by certain reporting persons.

Item1.   Security and Issuer.
Item 1 of this Schedule 13D is unchanged.

Item 2.  Identity and Background.
Item 2 of this Schedule 13D is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.
As disclosed in Item 5(c), each of Barry H. Golsen and Steven J. Golsen acquired shares of Common Stock upon the exercise of Company incentive stock options using their personal funds.

Page 9 of 23 Pages

CUSIP NO. 5021600-10-4

This Item 3 is not applicable to the other agreements and understandings described in Item 6 of this Amendment 32.

Item 4.  Purpose of Transaction.

The reporting persons do not presently have any plans or proposals required to be reported under Item 4 of this Schedule 13D, except as described below.
10B5-1 Plans.
On December 5, 2006, certain of the reporting persons entered into the 10B5-1 Plans listed in the Introduction to this Amendment 32. The 10B5-1 Plans provide for the sale of up to an aggregate 50,000 shares of Common Stock in accordance with Rule 10B5-1 of the Exchange Act of 1934, as amended (the “Exchange Act”). Each of the 10B5-1 Plans contains the following terms, among others:

(a)	each 10B5-1 Plan will terminate not later than the earlier of December 6, 2007, or the date that all shares of Common Stock covered by such 10B5-1 Plan have been sold in accordance with such plan;

(b)	the sale price of Common Stock sold under each 10B5-1 Plan will be at a price per share (before selling expenses) at or above $0.15 below market price or $15.00, whichever is higher;

(c)	all sales will be made on the American Stock Exchange; and

(d)	sales of Common Stock under each 10B5-1 Plan will be made in the discretion of the Broker, subject to the terms and conditions of each 10B5-1 Plan.

Jayhawk Agreement.
See Item 6 of this Amendment No. 32 for a discussion of the Jayhawk Agreement, which is incorporated by reference in this Item 4.

Pledge Agreements.
See Item 6 of this Amendment No. 32 for a discussion of the two stock pledge agreements covering shares of Common Stock, which is incorporated by reference in this Item 4.

Page 10 of 23 Pages

CUSIP NO. 5021600-10-4

Item 5.    Interest in Securities of the Issuer.

(a)
The following table sets forth as of the filing date of this Amendment 32 the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

Person	Amount	Percent (10)
Jack E. Golsen	3,869,143 (1) (2) (6) (9)	23.18%

Sylvia H. Golsen	3,436,781 (1) (6) (7)	20.59%

SBL	2,598,034 (1) (9)	15.56%

GPC	396,758 (8) (9)	2.38%

Barry H. Golsen	3,168,929 (1) (3) (6)	18.98%

Steven J. Golsen	2,958,653 (1) (4) (6)	17.72%

Linda Golsen Rappaport	2,808,138 (1) (5) (6)	16.82%
____________________

(1)
The amount shown includes (i) 1,512,099 shares held directly by SBL; (ii) 250,000 shares that SBL has the right to acquire upon the conversion of 1,000,000 shares of the Company's Series D Preferred owned of record by SBL; (iii) 400,000 shares that SBL has the right to acquire upon the conversion of 12,000 shares of the Company's Series B Preferred owned of record by SBL; (iv) 39,177 shares that SBL has the right to acquire upon the conversion of 9,050 shares of the Company's Class C, Series 2 Stock owned of record by SBL; and (v) 396,758 shares beneficially owned by SBL's wholly owned subsidiary, GPC, which includes (1) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of Series B Preferred owned of record by GPC, and (2) 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

Page 11 of 23 Pages

CUSIP NO. 5021600-10-4

(2)
The amount shown includes (i) 25,000 shares held directly by Jack E. Golsen; (ii) 93,529 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (iii) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (iv) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by the Jack E. Golsen 1992 Revocable Trust; (v) 176,500 shares that Jack E. Golsen may acquire upon the exercise of Company nonqualified stock options; and (vi) 838,747 shares owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is the trustee.

(3)
The amount shown does not include (i) 533 shares that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership and (ii) 89,440 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (a) 311,639 shares held directly by Barry H. Golsen; (b) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (d) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (e) 28,638 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (f) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (g) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; and (h) 66,250 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options.

(4)
The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (i) 248,915 shares held directly by Steven J. Golsen; (ii) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; (iii) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; and (iv) 46,250 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options.

Page 12 of 23 Pages

CUSIP NO. 5021600-10-4

(5)
The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 89,440 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 82,552 shares held directly by Linda F. Rappaport;(ii) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iii) 28,638 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iv) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee; and (v) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee.

(6)
Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (i) the shares of Common Stock owned of record by Barry H. Golsen, the shares that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts; (ii) the shares owned of record by Steven J. Golsen, the shares that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts; and (iii) the shares owned of record by Linda Golsen Rappaport, and the shares considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by SBL and GPC.

(7)
The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of the shares listed in footnote (2) above as beneficially owned by Jack E. Golsen (other than the 838,747 shares held by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee).

Page 13 of 23 Pages

CUSIP NO. 5021600-10-4

(8)
The amount shown includes (i) 88,100 shares held directly by GPC, (ii) 133,333 shares that GPC has the right to acquire upon conversion of 4,000 shares of the Company's Series B Preferred Stock owned of record by GPC, and (iii) 175,325 shares that GPC has the right to acquire upon conversion of 40,500 shares of Class C, Series 2 Preferred owned of record by GPC. The relationship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, SBL, and GPC is described in more detail in paragraph (b) of this Item 5.

(9)
Holders of the Series B Preferred are entitled to one vote per share, and holders of the Series D Preferred are entitled to .875 votes per share. Both vote together with holders of Common Stock. The holders of the Class C, Series 2 Preferred have no voting rights, except as required by law and except that such holders have the right to vote as a separate class to elect two directors, if the equivalent of six full quarterly dividends on the Class C, Series 2 Preferred are accrued and unpaid. This Class C, Series 2 Preferred voting right continues until all dividends due on such shares are paid in full. The amounts and percentages set forth in the table reflect only the voting power of Common Stock into which the Series B Preferred, the Class C, Series 2 Preferred, and the Series D Preferred are convertible.

(10)
The percentage ownership of each reporting person is based on 16,693,961 shares of Common Stock outstanding, as of November 30, 2006. Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)
The following table sets forth, as of the filing date of this Amendment 32 for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Page 14 of 23 Pages

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Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Jack E. Golsen	432,632 (1) (5) (12)	3,436,781 (2) (3) (5)

Sylvia H. Golsen	None	3,436,781 (2) (3) (11)

SBL	None	2,598,034 (2) (12)

GPC	None	396,758 (4) (12)

Barry H. Golsen	377,889 (6)	2,791,040 (2) (7)

Steven J. Golsen	295,165 (8)	2,663,488 (2) (9)

Linda Golsen Rappaport	82,552	2,725,586 (2) (10)

___________________

(1)
The amount shown includes (a) 25,000 shares held directly by Jack E. Golsen; (b) 93,529 shares held indirectly by the Jack E. Golsen 1992 Revocable Trust; (c) 4,000 shares that Jack E. Golsen has the right to acquire upon conversion of a promissory note; (d) 133,333 shares that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him; and (e) 176,500 shares that Jack E. Golsen may acquire upon the exercise of nonqualified stock options.

(2)	See footnote (1) under paragraph (a) of this Item 5.

(3)	The amount shown includes 838,747 shares of Common Stock owned by the Sylvia H. Golsen 1992 Revocable Trust of which Sylvia H. Golsen is trustee.

(4)	See footnote (8) under paragraph (a) of this Item 5.

(5)	See footnote (6) under paragraph (a) of this Item 5.

(6)	The amount shown includes (a) 311,639 shares held directly by Barry H. Golsen; and (b) 66,250 shares which Barry H. Golsen may acquire upon exercise of nonqualified stock options of the Company.

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(7)
The amount shown does not include 89,440 shares owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares that Barry Golsen's wife owns in which Barry Golsen disclaims beneficial ownership. Such amount does include (a) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (b) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (c) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (d) 28,638 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; (e) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee; and (f) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

(8)	The amount shown includes (a) 248,915 shares held directly by Steven J. Golsen; and (b) 46,250 shares which Steven J. Golsen may acquire upon exercise of nonqualified stock options of the Company.

(9)
The amount shown does not include 84,440 shares owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Such amount includes (a) 34,750 shares owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee; and (b) 30,704 shares owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee.

(10)
The amount shown does not include 70,200 shares that Mrs. Rappaport's husband owns and 185,000 shares which Mrs. Rappaport's husband may acquire upon exercise of nonqualified stock options of the Company, for which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 89,440 shares owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (i) 35,638 shares owned of record by the Adam Z. Golsen Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (ii) 28,638 shares owned of record by the Stacy L. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee; (iii) 35,638 shares owned of record by the Michelle L. Golsen Trust No. J-1, of which Linda F. Rappaport is a

Page 16 of 23 Pages

CUSIP NO. 5021600-10-4

Co-Trustee; and (iv) 27,638 shares owned of record by the Lori R. Rappaport Trust No. J-1, of which Linda F. Rappaport is a Co-Trustee.

(11)	See footnotes (6) and (7) under paragraph (a) of this Item 5.

(12)	See footnote (9) under paragraph (a) of this Item 5.

SBL is wholly owned by Sylvia H. Golsen (40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). GPC is a wholly owned subsidiary of SBL. The directors and executive officers of SBL and GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport are the children of Jack E. and Sylvia H. Golsen, husband and wife.

(c)	During the past 60 days from the filing date of this report, the following reporting persons effected transactions in the Common Stock, as follows:

(i)  On November 20, 2006, Barry H. Golsen acquired 8,750 shares of Common Stock from the Company upon the exercise of Company incentive stock options for an aggregate exercise price of $26,250 or $3.00 per share; and

(ii)  On November 29, 2006, Steven J. Golsen acquired 8,750 shares of Common Stock from the Company upon the exercise of Company incentive stock options for an aggregate exercise price of $26,250 or $3.00 per share.

(d)	See Item 6 below.

(e)	Not applicable.

Item 6.  Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is unchanged, except as set forth below.

      10B5-1 Plans.
      The reporting persons who have entered into the 10B5-1 Plans listed in the Introduction to this Amendment No. 32 have authorized Capital West Securities, Inc. to sell, in

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the aggregate, up to 50,000 shares of Common Stock pursuant to the terms of their respective 10B5-1 Plans. See Item 4 of this Amendment No. 32 for a description of certain terms of the 10B5-1 Plans, which description is qualified in its entirety by reference to the terms of the 10B5-1 Plan attached as Exhibit 99.20 to this Amendment No. 32.

Jayhawk Agreement.
On November 10, 2006, the Company entered into an Agreement (the “Agreement”) with Kent C. McCarthy, Jayhawk Capital Management, L.L.C., Jayhawk Institutional Partners, L.P., and Jayhawk Investments, L.P. (collectively, the “Jayhawk Group”). The Agreement provides that if the Company undertakes, in its sole discretion, within one year from the date of the Agreement, a tender or exchange offer for the Company’s $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 (the “Series 2 Preferred”), the Jayhawk Group will (a) tender or exchange an aggregate total of only 180,450 shares of the Series 2 Preferred owned by the Jayhawk Group and (b) waive their rights to all accrued and unpaid dividends on the Series 2 Preferred tendered or exchanged.

The obligations of the Jayhawk Group described in the foregoing clauses (a) and (b) are subject to certain conditions, including: (i) the consideration to be paid for each share tendered or exchanged is to be 7.4 shares of Common Stock, (ii) the Board of Directors of the Company shall have received an opinion that the tender or exchange offer and the consideration therefor is fair to the stockholders of the Company, (iii) the approval by the holders of the Common Stock and Series 2 Preferred of certain amendments to the Certificate of Designations of the Series 2 Preferred as described below and, if required by the rules of the AMEX, the approval by the holders of the Common Stock of the issuance of the shares of Common Stock pursuant to the transaction; and (iv) the Golsen Group shall only exchange or tender 26,467 shares of the 49,550 shares of Series 2 Preferred beneficially owned by them. As of December 22, 2006, based on the Form 4 Statements of Changes in Beneficial Ownership filed by members of the Jayhawk Group, the Jayhawk Group is the beneficial and record of 344,800 shares of Series 2 Preferred. Such ownership represents the power to vote approximately 69% of the total votes held by all holders of Series 2 Preferred, which is sufficient to approve the amendments to the certificate of Designation of the Series 2 Preferred described below on behalf of the Series 2 Preferred.

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The Agreement also provides that the Jayhawk Group agrees to vote its shares of Common Stock and Series 2 Preferred to amend the Certificate of Designations of the Series 2 Preferred to (a) allow the Company to acquire shares of its Common Stock for a period of five years from the date of completion of the tender or exchange offer, without the approval of the holders of the Series 2 Preferred, notwithstanding that accrued and unpaid dividends may exist with respect to the Series 2 Preferred, and (b) provide that the existing right of the holders of Series 2 Preferred to elect two directors to the Company’s Board of Directors when dividends on the Series 2 Preferred are unpaid may be exercised only if and so long as at least 140,000 shares of Series 2 Preferred remain issued and outstanding.

The Certificate of Designations of the Series 2 Preferred currently prohibits the Company from purchasing, redeeming or otherwise acquiring any shares of Common Stock or other securities ranking junior to the Series 2 Preferred as to dividends and rights upon liquidation and provides that when dividends on the Series 2 Preferred are in arrears and unpaid in an amount equal to at least six quarterly dividends the Series 2 Preferred holders have the exclusive right to vote for and elect two additional directors during period the dividends remain in arrears.

The foregoing is a summary of the material terms of the Agreement. The above discussion is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as Exhibit 99.19 to this Amendment No. 32. The Jayhawk Agreement was previously disclosed by the Company in its Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2006, as amended by the Form 8-K/A, filed with the SEC on November 21, 2006.

Pledge Agreements.
On April 12, 2006, SBL Corporation (“SBL”) pledged 420,000 shares of Common Stock pursuant to a Commercial Pledge Agreement, dated the same date (the “Pledge Agreement”) to secure a promissory note, dated the same date, from First Industries Capital Corporation, a subsidiary of GPC, to The Bank of Union. The promissory note has an original principal amount of approximately $2,800,000 and a maturity date of April 17, 2009. In addition to standard default and similar provisions

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contained in the Security Agreement, The Bank of Union retains the right to all dividends paid in connection with the collateral. The 420,000 shares pledged pursuant to the Pledge Agreement are also pledged under the Security Agreement, dated March 14, 2002 with The Bank of Union, which is included as Exhibit 99.15 to this Amendment 32. The total number of shares of Common Stock pledged by members of the Golsen Group to The Bank of Union is 420,000.

On July 5, 2006, the Sylvia H. Golsen Trust, of which Sylvia H. Golsen is trustee, pledged 370,000 shares of Common Stock pursuant to a Security Agreement, dated the same date (the “Security Agreement”) to secure a promissory note, dated the same date, from SBL to Bank of the West. The promissory note was issued to refinance an existing loan with Bank of the West. The promissory note has an original principal amount of $1,300,000 and a maturity date of July 5, 2013. In addition to standard default provisions contained in the Security Agreement, Bank of the West retains the right to all dividends paid in connection with the collateral. The Security Agreement replaces a prior Security Agreement, dated December 19, 2005, pursuant to which Sylvia H. Golsen pledged 370,000 shares to secure the prior loan.

Item 7.  Materials to be Filed as Exhibits.

24.1	Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the Schedule 13D and are incorporated herein by reference.

99.1	Agreement of the reporting persons as to joint filing of this Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D and is incorporated herein by reference.

99.2	Convertible Note between the Company and Jack E. Golsen filed as Exhibit (a) to the original Schedule 13D and is incorporated herein by reference.

99.3
Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

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99.4
Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference.   The Joshua B. Golsen Trust  No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

99.5
Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

99.6	Agreement of Sylvia H. Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

99.7	Agreement of SBL Corporation as to the joint filing of this Schedule 13D is filed as Exhibit 19 to Amendment No. 23, and is incorporated herein by reference.

99.8	Shareholder's Agreement, effective December 1, 1995, between Sylvia Golsen and SBL Corporation is filed as Exhibit 22 to Amendment No. 24 and is incorporated herein by reference.

99.9	Shareholder's Agreement, effective December 1, 1995, among Jack E. Golsen, Sylvia Golsen and SBL Corporation is filed as Exhibit 23 to Amendment No. 24 and is incorporated herein by reference.

99.10
Shareholder's Agreement, effective December 1, 1995, among Barry H. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.11
Shareholder's Agreement, effective December 1, 1995, among Steven J. Golsen, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

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99.12
Shareholder's Agreement, effective December 1, 1995, among Linda F. Rappaport, Sylvia Golsen and SBL Corporation. The Shareholder's Agreement is substantially similar to the Shareholder's Agreement filed as Exhibit 23 to Amendment No. 24, and a copy of the same will be supplied to the Commission upon request.

99.13	Security Agreement, dated December 12, 2003, executed by SBL Corporation in favor of Bank of the West, is attached as Exhibit 99.18 to Amendment No. 28 and is incorporated herein by reference.

99.14	Security Agreement, dated December 12, 2003, executed by Linda F. Rappaport in favor of Bank of the West, is attached as Exhibit 99.19 to Amendment No. 28 and is incorporated herein by reference.

99.15
Security Agreement, dated March 14, 2002, between the Bank of Union (the “Bank”), Golsen Petroleum Corporation, SBL corporation, Jack E. Golsen, Jack E. Golsen Trust, Sylvia H. Golsen, and Sylvia H. Golsen Trust (the “Pledgors”), is listed as Exhibit 99.17 of Amendment No. 29 to this Schedule 13D and is incorporated herein by reference.

99.16	Security Agreement, dated May 10, 2004, executed by the Linda F. Rappaport Trust in favor of Bank of the West.

99.17	Security Agreement, dated July 5, 2006, executed by the Sylvia H. Golsen Trust in favor of Bank of the West.

99.18	Commercial Pledge Agreement, dated April 12, 2006, executed by SBL Corporation in favor of The Bank of Union.

99.19	Agreement, dated November 10, 2006, between the Company and Kent C. McCarthy, Jayhawk Capital Management, L.L.C., Jayhawk Institutional Partners, L.P., and Jayhawk Investments, L.P.

99.20
10B5-1 Sales Plan, dated December 5, 2006, between Jack Golsen and Capital West Securities, Inc. (the "Broker") covering the sale of up to 25,000 shares of Company Common Stock. A substantially similar 10B5-1 Sales Plans was entered into on December 5, 2006, by Jack E. Golsen, Trustee of the Jack E. Golsen Revocable Trust covering the sale of up to 25,000 shares of Company Common Stock, a copy of which will be provided to the Commission upon request.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 29, 2006.

 /s/  Jack E. Golsen             *
  Jack E. Golsen

GOLSEN PETROLEUM CORPORATION

By:    /s/  Jack E. Golsen          *
Jack E. Golsen, President

  /s/  Jack E. Golsen              *
Barry H. Golsen

 /s/  Jack E. Golsen           *
Steven J. Golsen

  /s/ Jack E. Golsen          *
Linda Golsen Rappaport

*Executed by Jack E. Golsen pursuant to Power of Attorney

  /s/ Sylvia H. Golsen            *
Sylvia H. Golsen

SBL CORPORATION

By:   /s/ Jack E. Golsen            *
Jack E. Golsen, President

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